Exhibit 99.1

FF301vPage 1 of 71.0.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 December 2022Status: New SubmissionTo : Hong Kong Exchanges and Clearing LimitedName of Issuer: Kingsoft Cloud Holdings LimitedDate Submitted: 09 January 2023I. Movements in Authorised / Registered Share Capital 1. Type of shares Ordinary shares Class of shares Not applicable Listed on SEHK (Note 1) Yes Stock code 03896 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 40,000,000,000 USD 0.001 USD 40,000,000 Increase / decrease (-) USD Balance at close of the month 40,000,000,000 USD 0.001 USD 40,000,000Total authorised/registered share capital at the end of the month: USD 40,000,000

FF301vPage 2 of 71.0.1II. Movements in Issued Shares 1. Type of shares Ordinary shares Class of shares Not applicable Listed on SEHK (Note 1) Yes Stock code 03896 Description Balance at close of preceding month 3,805,284,801 Increase / decrease (-) Balance at close of the month 3,805,284,801Remarks: Opening balance upon listing on December 30, 2022.

FF301vPage 3 of 71.0.1III. Details of Movements in Issued Shares(A). Share Options (under Share Option Schemes of the Issuer) 1. Type of shares issuable Ordinary shares Class of shares Not applicable Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 03896 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). 2013 Share Option Scheme 38,462,048 38,462,048 0 38,462,048 0 General Meeting approval date (if applicable) 27 February 2013 Total A (Ordinary shares): 0Total funds raised during the month from exercise of options: USD 0Remarks: Opening balance upon listing on December 30, 2022. No further options will be granted under the 2013 Share Option Scheme of the Company after December 15, 2022 (being the latest practicable date for ascertaining certain information in the listing document before its publication).(B). Warrants to Issue Shares of the Issuer which are to be ListedNot applicable(C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed)Not applicable

FF301vPage 4 of 71.0.1(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) 1. Type of shares issuable Ordinary shares Class of shares Not applicable Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 03896 Description General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (D) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). 2013 Share Award Scheme 22 February 2013 0 51,601,027 2). 2021 Share Incentive Plan 0 76,545,393Total D (Ordinary shares): 0Remarks: No further awards will be granted under the 2013 Share Award Scheme of the Company after December 15, 2022 (being the latest practicable date for ascertaining certain information in the listing document before its publication).(E). Other Movements in Issued ShareNot applicable Total increase / decrease (-) in Ordinary shares during the month (i.e. Total of A to E) 0

FF301vPage 5 of 71.0.1IV. Information about Hong Kong Depositary Receipt (HDR)Not applicable

FF301vPage 6 of 71.0.1V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.Submitted by: Zou TaoTitle: Executive Director, Vice Chairman of the Board and acting Chief Executive Officer(Director, Secretary or other Duly Authorised Officer) Notes1.SEHK refers to Stock Exchange of Hong Kong.2.Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301vPage 7 of 71.0.13.Identical means in this context:ēthe securities are of the same nominal value with the same amount called up or paid up;ēthey are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); andēthey carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.4.If there is insufficient space, please submit additional document.5.In the context of repurchase of shares:ēshares issuable to be listed on SEHK should be construed as shares repurchased listed on SEHK; andēstock code of shares issuable (if listed on SEHK) should be construed as stock code of shares repurchased (if listed on SEHK); andētype of shares issuable should be construed as type of shares repurchased; andēissue and allotment date should be construed as cancellation date6.In the context of redemption of shares: ēshares issuable to be listed on SEHK should be construed as shares redeemed listed on SEHK; and ēstock code of shares issuable (if listed on SEHK) should be construed as stock code of shares redeemed (if listed on SEHK); andētype of shares issuable should be construed as type of shares redeemed; andēissue and allotment date should be construed as redemption date